Mail Stop 0407

      							March 22, 2005

Via U.S. Mail and Fax (610-825-9266)
Mr. David C. Bryan
President and Chief Executive Officer
Integrated Data Corp.
625 W. Ridge Pike, Suite C-106
Conshohocken, PA  19428

	RE:	Integrated Data Corp.
      Form 10-K for the fiscal year ended June 30, 2004
		Filed September 28, 2005
		Form 10-Q for the quarterly period ended December 31,
2004
		File No. 0-31729

Dear Mr. Bryan:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Managements Discussion and Analysis

Year Ended June 30, 2003 vs. Year Ended June 30, 2002, page 19

Liquidity and Capital Resources, page 21

1. We note on page 21 that Integrated Technologies & Systems Ltd. has committed to fund your working capital requirements for the fiscal year 2005. Please tell us and disclose in your liquidity section more detailed information regarding this commitment including the terms of the loan and your ability to repay the loan. Also, revise to provide a discussion of the current loan balance of $887,000 due to IT&S as discussed on page F-22.

Critical Accounting Policies, page 22

      Impairment of Long-Lived Assets, page 23

2. We note that an impairment loss in the amount of $1,844,000 was recorded at June 30, 2004 to reduce the net carrying value of the DataWave International License to fair market value based on a valuation by an independent party. Please tell us and disclose significant assumptions used in determining fair value of the license, including the cash flows utilized if applicable. Please provide a quantitative as well as a qualitative sensitivity analysis with regard to your asset impairment testing in critical accounting policies.

3. In addition, we note on page 15 of your Form 10-Q for the quarterly period ended December 31, 2004 that you recorded an additional impairment loss in the amount of $457,000 to reduce the net carrying value of the DataWave International License to fair market value based on the purchase price to be paid by DataWave for the license. Tell us how your assumptions have changed in the last six months. Tell us how you considered your related party association with DataWave when you determined that the purchase price paid by DataWave is the fair market value of the technology.


Consolidated Statement of Operations, page F-4

4. We note that you have classified fiscal year 2003 and 2002 gain on discharge of indebtedness as extraordinary. Tell us how you applied
FAS 145 and APB 30 in determining that the discharge of indebtedness should be extraordinary.

5. It appears that the caption "cost of revenues" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. Please revise your presentation in future filings to comply with SAB 11:B.
Otherwise,
please advise.

Consolidated Statement of Cash Flows, page F-9

6. Explain to us why you classified cash flows from deferred rental
inducements as an investing activity as this amount appears to be
a
non-cash transaction.   Otherwise please revise in future filings
as
required by SFAS 95.

Note 2.  Summary of Significant Accounting Policies

Foreign currency translation, page F-11

7. We note that most of DataWave`s assets are held and most of its
revenues are earned in Canada.   Tell us your functional currency
for
this subsidiary and how it was determined. Also, tell us how you applied the guidance of SFAS 52 addressing each of the criteria of paragraph 42 in your response.

      Revenue and Cost Recognition, page F-11

8. We note that "sales of DataWave or custom branded cards where DataWave incurs inventory risk...are recognized on the gross basis..." Explain to us how you applied EITF 99-19 in determining that it is appropriate to recognize this revenue on a gross basis. Address each of the indicators provided by EITF 99-19 in your response, including your consideration of paragraphs 15 and 16.

9. Further, give us a better understanding of what you mean by the "full obligation to the phone service provider is fixed and determinable". Explain to us when the full obligation is fixed and determinable and when it is not fixed and determinable, and why the revenue recognition policy is different for each scenario. Refer to all pertinent authoritative GAAP accounting literature in your response.

   Advertising costs and sales incentives, page F-13

10. Give us a better understanding of the joint advertising and promotional incentives. Describe and quantify these expenditures. Tell us with whom control is shared. Give us an understanding of the terms of the joint control and explain to us why you account for
these costs as part of cost of sales.   Please refer to your basis
in
the accounting literature in your response.


Note 14. Commitments and Contingencies, page F-25

11. Tell us how you account for cash inducements for leasehold
improvements and inducements for free rent.   Describe for us the
terms of these incentives. Tell us the amounts involved and refer to all pertinent authoritative accounting literature in your response.

Item 9A. Controls and Procedures, page 27
12. Supplementally confirm that there were no changes (as opposed to no significant changes) in your internal control over financial reporting that occurred during your fourth fiscal, and during the fiscal quarter ended September 30, 2004, that has materially affected, or is reasonably likely to materially affect (as opposed to significantly affect) your internal control over financial reporting.
See Item 308(c) of Regulation S-K. In addition, confirm that you will provide the disclosure required by Item 308(c) of Regulation S-K in all future periodic reports.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 824-5288 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1829
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. David C. Bryan
Integrated Data Corp.
March 22, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE